**Term Sheet**
*To prospectus dated November 21, 2008,*
*prospectus supplement dated November 21, 2008 and*
*product supplement no. 182-A-I dated February 4, 2010*

**Term Sheet to**
**Product Supplement No. 182-A-I**
**Registration Statement No. 333-155535**
**Dated December 2, 2010; Rule 433**

# JPMorgan Chase & Co.

| Structured Investments | $ Capped Index Fund Knock-Out Notes Linked to the iShares® MSCI EAFE Index Fund due February 2, 2012 |
|---|---|

## General

- The notes are designed for investors who seek to participate in the appreciation of the closing price of one share of the iShares® MSCI EAFE Index Fund, up to the Maximum Return of at least 20.00%, at maturity and who anticipate that the closing price of one share of the Index Fund will not be less than the Initial Share Price by more than 30.00% on any day during the Monitoring Period. Investors should be willing to forgo interest and dividend payments and, if the closing price of one share of the Index Fund is less than the Initial Share Price by more than 30% on any day during the Monitoring Period, be willing to lose some or all of their principal. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing February 2, 2012[†]
- Minimum denominations of $1,000 and integral multiples in excess thereof
- The notes are expected to price on or about December 2, 2010 and are expected to settle on or about December 7, 2010.

## Key Terms

| | |
|---|---|
| Index Fund: | The iShares® MSCI EAFE Index Fund (the "Index Fund") |
| Knock-Out Event: | A Knock-Out Event occurs if, on any day during the Monitoring Period, the closing price of one share of the Index Fund is less than the Initial Share Price by more than the Knock-Out Buffer Amount. |
| Knock-Out Buffer Amount: | 30.00% |
| Payment at Maturity: | *If a Knock-Out Event has occurred*, you will receive a cash payment at maturity that will reflect the performance of the Index Fund, subject to the Maximum Return. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows: |

$$\$1,000 + (\$1,000 \times \text{Share Return}), \text{ subject to the Maximum Return}$$

| | |
|---|---|
| | *If a Knock-Out Event has occurred, you will lose some or all of your investment at maturity if the Final Share Price is less than the Initial Share Price.* |
| | *If a Knock-Out Event has **not** occurred*, you will receive a cash payment at maturity that will reflect the performance of the Index Fund, subject to the Contingent Minimum Return and the Maximum Return. If a Knock-Out Event has not occurred, your payment at maturity per $1,000 principal amount note will equal $1,000 *plus* the product of (a) $1,000 and (b) the greater of (i) the Contingent Minimum Return and (ii) the Share Return, subject to the Maximum Return. For additional clarification, please see "What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index Fund?" in this term sheet. |
| Maximum Return: | At least 20.00%. The actual Maximum Return and the actual maximum payment at maturity will be set on the pricing date and will not be less than 20.00% and $1,200 per $1,000 principal amount note, respectively. |
| Contingent Minimum Return: | At least 10.30%. The actual Contingent Minimum Return will be determined on the pricing date and will not be less than 10.30%. |
| Monitoring Period: | The period from and excluding the pricing date to and including the Observation Date |
| Share Return: | $\dfrac{\text{Final Share Price} - \text{Initial Share Price}}{\text{Initial Share Price}}$ |
| Initial Share Price: | The closing price of one share of the Index Fund on the pricing date, divided by the Share Adjustment Factor |
| Final Share Price: | The closing price of one share of the Index Fund on the Observation Date |
| Share Adjustment Factor: | Set initially at 1.0 on the pricing date and subject to adjustment under certain circumstances. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. 182-A-I for further information. |
| Observation Date: | January 30, 2012[†] |
| Maturity Date: | February 2, 2012[†] |
| CUSIP: | 48124A4R5 |

[†] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 182-A-I.

Investing in the Capped Index Fund Knock-Out Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 182-A-I and "Selected Risk Considerations" beginning on page TS-2 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

| | Price to Public (1) | Fees and Commissions (2) | Proceeds to Us |
|---|---|---|---|
| **Per note** | $ | $ | $ |
| **Total** | $ | $ | $ |

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) If the notes priced today and assuming a Maximum Total Return of 20.00%, J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $9.50 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of approximately $1.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMS may be more or less than $9.50 and will depend on market conditions on the pricing date. In no event will the commission received by JPMS, which includes concessions to be and other amounts that may be allowed to other dealers, exceed $12.50 per $1,000 principal amount note. See "Use of Proceeds" beginning on page PS-19 of the accompanying product supplement no. 182-A-I, as supplemented by "Supplemental Use of Proceeds" in this term sheet, and "Plan of Distribution" beginning on page PS-56 of the accompanying product supplement no. 182-A-I.

*The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.*

## J.P.Morgan

## Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 182-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 182-A-I dated February 4, 2010. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 182-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 182-A-I dated February 4, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210000426/e37702_424b2.pdf
- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

## Selected Purchase Considerations

- **CAPPED APPRECIATION POTENTIAL** — The notes provide the opportunity to participate in the appreciation of the Index Fund, up to the Maximum Return of at least 20.00%, at maturity. *If a Knock-Out Event has not occurred*, in addition to the principal amount, you will receive at maturity at least the Contingent Minimum Return of not less than 10.30% on the notes, or a minimum payment at maturity of at least $1,103 for every $1,000 principal amount note. *Even if a Knock-Out Event has occurred, if the Final Share Price is greater than the Initial Share Price, in addition to the principal amount, you will receive at maturity a return on the notes equal to the Share Return, subject to the Maximum Return of at least 20.00%. The maximum payment at maturity is at least $1,200 per $1,000 principal amount note, regardless of whether a Knock-Out Event has occurred.* The actual Contingent Minimum Return and Maximum Return will be set on the pricing date and will not be less than 10.30% and 20.00%, respectively. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **RETURN LINKED TO THE iSHARES® MSCI EAFE INDEX FUND** — The return on the notes is linked to the iShares® MSCI EAFE Index Fund. The iShares® MSCI EAFE Index Fund is an exchange-traded fund of iShares® Trust, a registered investment company, which seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI EAFE® Index, which we refer to as the Underlying Index. The Underlying Index is a stock index calculated, published and disseminated daily by MSCI Inc. and is intended to provide performance benchmarks for the developed equity markets in Australia and New Zealand and those in Europe and Asia. Effective May 27, 2010, Israel has been reclassified as a developed market by MSCI Inc. Since that date, Israel has been included in the Underlying Index. For additional information about the Index Fund, see the information set forth under "The iShares® MSCI EAFE Index Fund" in the accompanying product supplement no. 182-A-I.

- **TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 182-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as "open transactions" for U.S. federal income tax purposes that, subject to the discussion of the "constructive ownership" rules in the following sentence, generate long-term capital gain or loss if held for more than one year. The notes may be treated as subject to the constructive ownership rules of Section 1260 of the Internal Revenue Code of 1986, as amended (the "Code"), in which case any gain recognized in respect of the notes that would otherwise be long-term capital gain and that was in excess of the "net underlying long-term capital gain" (as defined in Section 1260) would be treated as ordinary income, and an interest charge would apply as if that income had accrued for tax purposes at a constant yield over the notes' term. Our special tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the notes. Accordingly, U.S. Holders should consult their tax advisers regarding the potential application of the constructive ownership rules. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the constructive ownership regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

  The discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

## Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index Fund, the Underlying Index or any of the component securities of the Index Fund or the Underlying Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 182-A-I dated February 4, 2010.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index Fund and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Share Return is positive or negative. If the closing price of one share of the Index Fund is less than the Initial Share Price by more than the Knock-Out Buffer

Amount of 30.00% on any day during the Monitoring Period, a Knock-Out Event has occurred, and the protection provided by the Knock-Out Buffer Amount of 30.00% will terminate. Under these circumstances, you could lose some or all of your principal.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN** — If the Final Share Price is greater than the Initial Share Price, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this predetermined percentage as the Maximum Return, which will be set on the pricing date and will not be less than 20.00%.

- **CREDIT RISK OF JPMORGAN CHASE & CO. —** The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.

- **POTENTIAL CONFLICTS —** We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **YOUR PROTECTION MAY TERMINATE ON ANY DAY DURING THE MONITORING PERIOD** — If the closing price of one share of the Index Fund on any day during the Monitoring Period is less than the Initial Share Price by more than the Knock-Out Buffer Amount of 30.00%, you will at maturity be fully exposed to any depreciation in the Index Fund. We refer to this feature as a contingent buffer. Under these circumstances, if the Final Share Price is less than the Initial Share Price, you will lose 1% of the principal amount of your investment for every 1% that the Final Share Price is less than the Initial Share Price. You will be subject to this potential loss of principal even if the Index Fund subsequently increases such that the closing price of one share of the Index Fund is less than the Initial Share Price by not more than the Knock-Out Buffer Amount of 30.00%, or is equal to or greater than the Initial Share Price. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus the Contingent Minimum Return at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

- **YOUR ABILITY TO RECEIVE THE CONTINGENT MINIMUM RETURN OF 10.30%* MAY TERMINATE ON ANY DAY DURING THE MONITORING PERIOD** — If the closing price of one share of the Index Fund on any day during the Monitoring Period is less than the Initial Share Price by more than the Knock-Out Buffer Amount of 30.00%, you will not be entitled to receive the Contingent Minimum Return of 10.30%* on the notes. Under these circumstances, you may lose some or all of your investment at maturity and will be fully exposed to any depreciation in the Index Fund.
  * The actual Contingent Minimum Return on the notes will be set on the pricing date and will not be less than 10.30%.

- **RISK OF KNOCK-OUT EVENT OCCURRING IS GREATER IF THE TRADING PRICE OF THE INDEX FUND IS VOLATILE** — The likelihood of the closing price of one share of the Index Fund declining from the Initial Share Price by more than the Knock-Out Buffer Amount of 30.00% on any day during the Monitoring Period, and thereby triggering a Knock-Out Event, will depend in large part on the volatility of the closing price of the Index Fund — the frequency and magnitude of changes in the closing price of the Index Fund. Recently, the closing price of the Index Fund has experienced significant volatility.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY —** While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes . As a result, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS —** As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Index Fund or securities composing the Index Fund or the Underlying Index would have.

- **THERE ARE RISKS ASSOCIATED WITH THE INDEX FUND** — Although shares of the Index Fund are listed for trading on NYSE Arca, Inc. ("NYSE Arca") and a number of similar products have been traded on NYSE Arca and other national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Index Fund or that there will be liquidity in the trading market. The Index Fund is subject to management risk, which is the risk that the investment strategies of its investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. Any such constraints could adversely affect the market price of the shares of the Index Fund, and consequently, the value of the notes.

- **DIFFERENCES BETWEEN THE INDEX FUND AND THE UNDERLYING INDEX —** The Index Fund does not fully replicate and may hold securities not included in the Underlying Index.  In addition, the performance of the Index Fund will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index.  All of these factors may lead to a lack of correlation between the Index Fund and the Underlying Index.  In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the Index Fund and the Underlying Index.  Finally, because the shares of the Index Fund are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Index Fund may differ from the net asset value per share of the Index Fund.  For all of the foregoing reasons, the performance of the Index Fund may not correlate with the performance of the Underlying Index.

- **THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK** — Because the prices of the equity securities held by the Index Fund are converted into U.S. dollars for the purposes of calculating the net asset value of the Index Fund, holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities held by the Index Fund trade.  Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of equity securities denominated in such currencies in the Index Fund.  If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the net asset value of the Index Fund will be adversely affected and the payment at maturity, if any, may be reduced.  Of particular importance to potential currency exchange risk are:

  - existing and expected rates of inflation;
  - existing and expected interest rate levels;
  - the balance of payments; and
  - the extent of government surpluses or deficits in issuing countries of such currencies and the United States.

  All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of issuing countries of such currencies and the United States and other countries important to international trade and finance.

- **NON-U.S. SECURITIES RISK** — The equity securities that compose the Index Fund have been issued by non-U.S. companies.  Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries.  Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.  The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange.  JPMS intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **THE ANTI-DILUTION PROTECTION FOR THE INDEX FUND IS LIMITED —** The calculation agent will make adjustments to the adjustment factor for certain events affecting the Index Fund.  However, the calculation agent will not make an adjustment in response to all events that could affect the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the closing price of one share of the Index Fund on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Index Fund;
  - the time to maturity of the notes;
  - whether a Knock-Out Event has occurred;
  - the dividend rates on the equity securities underlying the Index Fund;
  - the occurrence of certain events to the Index Fund that may or may not require an adjustment to the Share Adjustment Factor;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory and judicial events;
  - the exchange rate and the volatility of the exchange rate between the U.S. dollar and the currencies in which the equity securities held by the Index Fund trade and the correlation between those rates and the prices of shares of the Index Fund; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

## What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index Fund?

The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Share Price of $55.00, a Contingent Minimum Return of 10.30% and a Maximum Return of 20% and reflect the Knock-Out Buffer Amount of 30%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

| Final Share Price | Share Return | Total Return | |
| --- | --- | --- | --- |
| | | Knock Out Event Has Not Occurred(1) | Knock Out Event Has Occurred(2) |
| $99.000 | 80.00% | 20.00% | 20.00% |
| $90.750 | 65.00% | 20.00% | 20.00% |
| $82.500 | 50.00% | 20.00% | 20.00% |
| $77.000 | 40.00% | 20.00% | 20.00% |
| $71.500 | 30.00% | 20.00% | 20.00% |
| $68.750 | 25.00% | 20.00% | 20.00% |
| $66.000 | 20.00% | 20.00% | 20.00% |
| $63.250 | 15.00% | 15.00% | 15.00% |
| $60.665 | 10.30% | 10.30% | 10.30% |
| $60.500 | 10.00% | 10.30% | 10.00% |
| $57.750 | 5.00% | 10.30% | 5.00% |
| $56.375 | 2.50% | 10.30% | 2.50% |
| $55.000 | 0.00% | 10.30% | 0.00% |
| $52.250 | -5.00% | 10.30% | -5.00% |
| $49.500 | -10.00% | 10.30% | -10.00% |
| $46.750 | -15.00% | 10.30% | -15.00% |
| $44.000 | -20.00% | 10.30% | -20.00% |
| $41.250 | -25.00% | 10.30% | -25.00% |
| $38.500 | -30.00% | 10.30% | -30.00% |
| $37.950 | -31.00% | N/A | -31.00% |
| $33.000 | -40.00% | N/A | -40.00% |
| $27.500 | -50.00% | N/A | -50.00% |
| $22.000 | -60.00% | N/A | -60.00% |
| $16.500 | -70.00% | N/A | -70.00% |
| $11.000 | -80.00% | N/A | -80.00% |
| $5.500 | -90.00% | N/A | -90.00% |
| $0.000 | -100.00% | N/A | -100.00% |

(1) The closing price of one share of the Index Fund is not less than the Initial Share Price by more than 30% on any day during the Monitoring Period.
(2) The closing price of one share of the Index Fund is less than the Initial Share Price by more than 30% on at least one trading day during the Monitoring Period.

## Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

**Example 1:  A Knock-Out Event has not occurred, and the closing price of one share of the Index Fund increases from the Initial Share Price of $55.00 to a Final Share Price of $56.375.**  Because a Knock-Out Event has not occurred and the Share Return of 2.50% is less than the Contingent Minimum Return of 10.30%, the investor receives a payment at maturity of $1,103 per $1,000 principal amount note.

**Example 2:  A Knock-Out Event has not occurred, and the closing price of one share of the Index Fund decreases from the Initial Share Price of $55.00 to a Final Share Price of $46.75.**  Because a Knock-Out Event has not occurred and the Share Return of -15% is less than the Contingent Minimum Return of 10.30%, the investor receives a payment at maturity of $1,103 per $1,000 principal amount note.

**Example 3:  A Knock-Out Event has not occurred, and the closing price of one share of the Index Fund increases from the Initial Share Price of $55.00 to a Final Share Price of $63.25.**  Because a Knock-Out Event has not occurred and the Share Return of 15% is greater than the Contingent Minimum Return of 10.30% but less than the Maximum Return of 20%, the investor receives a payment at maturity of $1,150 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 15\%) = \$1,150$$

**Example 4:  A Knock-Out Event has occurred, and the closing price of one share of the Index Fund decreases from the Initial Share Price of $55.00 to a Final Share Price of $49.50.**  Because a Knock-Out Event has occurred and the Share Return is -10%, the investor receives a payment at maturity of $900 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -10\%) = \$900$$

**Example 5:  A Knock-Out Event has occurred, and the closing price of one share of the Index Fund increases from the Initial Share Price of $55.00 to a Final Share Price of $60.50.**  Because a Knock-Out Event has occurred and the Share Return of 10% is less than the Maximum Return of 20%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 10\%) = \$1,100$$

**Example 6:  The closing price of one share of the Index Fund increases from the Initial Share Price of $55.00 to a Final Share Price of $82.50.**  Because the Share Return of 50% is greater than the Maximum Return of 20%, regardless of whether a Knock-Out Event has occurred, the investor receives a payment at maturity of $1,200 per $1,000 principal amount note, the maximum payment on the notes.

## Historical Information

The following graph sets forth the historical performance of the iShares® MSCI EAFE Index Fund based on the weekly historical closing price of one share of the Index Fund from January 7, 2005 through November 26, 2010. The closing price of one share of the Index Fund on December 1, 2010 was $54.77. We obtained the closing prices of one share of the Index Fund below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical prices set forth in the graph below have been adjusted for a 3-for-1 stock split that went effective on June 9, 2005. The historical prices of one share of the Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Index Fund on any day during the Monitoring Period or the closing price of one share of the Index Fund on the Observation Date. We cannot give you assurance that the performance of the Index Fund will result in the return of any of your initial investment.



## Supplemental Use of Proceeds

For purposes of the notes offered by this term sheet, the second paragraph under "Use of Proceeds" in the accompanying product supplement no. 182-A-I is deemed to be replaced by the following paragraph:
"The commissions received by JPMS will include the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, our projected profit resulting from such hedging may result in a profit that is more or less than expected, or could result in a loss. See also "Use of Proceeds" in the accompanying prospectus."